Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration No. 333-129651
May 14, 2007
WELLS TIMBERLAND REIT, INC.
     On May 3, 2007, GlobeSt.com, an online financial news publication, published an article concerning Wells Timberland REIT, Inc. (“Wells Timberland” and, together with its subsidiaries, “we”, “our”, and “us”), the full text of which is reproduced below.
Clarifications and Corrections
     The article published by GlobeSt.com was not prepared by us or reviewed by us prior to its publication, nor were we aware of the publication of the article prior to May 3, 2007. With the exception of the quotations attributed directly to Mr. Jess E. Jarratt, the article represents the author’s opinion which is not endorsed or adopted by us.
     We believe that the following information is appropriate to clarify or correct information included in the article:
     1.   The statement that Mr. Jarratt is the “chief timberland officer” of Wells Timberland Investment Management Organization, LLC is incorrect. Mr. Jarratt is the president of Wells Timberland Management Organization, LLC (“Wells TIMO”), Wells Timberland REIT’s advisor.
     2.   With respect to the statement that “Wells plans ‘to produce a total return over a seven-to-10-year period in the 10% to 12% range,’” the article has placed undue emphasis on Wells TIMO’s internal target as indicating a “plan,” which was not stated or intended by Mr. Jarratt. Wells TIMO’s internal targeted total returns for Wells Timberland REIT are inherently speculative and uncertain given that our initial public offering is being conducted on a “best efforts” basis, and to date we have not raised any offering proceeds and have not acquired any assets. As with any forward-looking information, this statement and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read “Cautionary Note regarding Forward-Looking Statements” included in the prospectus that we have filed with the SEC in connection with the offering.
     3.   The statement in the second paragraph of the article that “Wells will initially fund the REIT with $750 million” is not endorsed or adopted by us in any manner. Because we have not raised any proceeds in our offering and have not acquired any assets, it would be highly speculative to estimate the net proceeds to be received by us from the sale of shares in our offering which cannot be determined at this time. As disclosed in the prospectus for the offering, we may not be successful in raising any proceeds in the offering.
     4.   We caution that undue influence should not be placed on the statement in the second paragraph of the article that “Jarratt estimates ‘somewhere in the neighborhood of one million acres’ will be purchased with the initial funding” since we have not raised any proceeds in our offering, have not purchased any timberland or other assets and have not identified any timberland for acquisition which we have a reasonable probability of acquiring. As a result, it would be speculative to identify a particular size or acreage of property that we would acquire with our initial funding since the dollar amount, if any, which we may raise in connection with our offering is speculative and highly uncertain.
     GlobeSt.com is a global provider of financial data and news. It is in the business of, among other things, publishing written communications. GlobeSt.com is wholly unaffiliated with Wells Timberland REIT and its affiliates, including Wells TIMO, and neither Wells Timberland REIT nor any of its affiliates made any payment or gave any consideration to GlobeSt.com in connection with the publication of the following article.
Full text of the Globest.com Article
GlobeSt.com
Wells Launches $750M Timberland REIT
Last updated: May 3, 2007 01:43pm
By Gina Kenny
     NORCROSS, GA-Wells Real Estate Funds Inc., based here, is launching a timberland real estate investment trust. “The goal is to provide an investment vehicle for individual investors to invest in timberland that they have never had before,” says Jess Jarratt, chief timberland officer and president of Wells Timberland Investment Management Organization. Wells plans “to produce a total return over a seven- to 10-year period in the 10% to 12% range,” Jarratt tells GlobeSt.com.
     Wells will initially fund the REIT with $750 million. “We will use some debt but we will be very conservative,” he says. Jarratt estimates “somewhere in the neighborhood of one million acres” will be purchased with the initial funding. Wells plans for the REIT to have a diverse portfolio with timberland from diverse geographical locations and different age and timber types. There is approximately 500 million acres of commercial timberland in the country with approximately an additional 250 million acres of wild land and other forestland that is not of a commercial nature. Of the commercial timberland, roughly half is owned by “private non-industrial individuals,” “a large chunk” is owned by the federal government and “industry and institutional investors own the rest,” Jarratt says. The REIT has not purchased any timberland yet but “We are actively in the market as we speak,” Jarratt says. The REIT should be attractive to investors because “Timberland’s income is typically tax advantaged in that it is capital gain,” he says. Wells plans for the REIT to generate revenue through the sale of timber harvesting rights, leasing land-use rights and selling some of the land at a later date. In Southern forests, pulpwood can be sold when timber reaches 15 years, which sells for about $7 per ton. At about age 22, the timber can be sold for about $22 per ton for small logs and, at about 29 years, the timber can be sold for larger logs from more than $40 per ton, Jarratt says. “The value proposition for timberland is very simple in that trees grow regardless of what goes on in the marketplace, regardless of interest rates or world events,” he says. After the final harvest, Wells plans to replant, making it an ecologically sound, renewable resource, he says.
     Wells Timberland REIT, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Wells Timberland REIT, Inc. has filed with the SEC for more complete information about Wells Timberland REIT, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Wells Timberland REIT, Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 557-4830.